                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ______)


                           Uno Restaurant Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Uno Restaurant Corporation
                       Uno Restaurant Holdings Corporation
                              Uno Acquisition Corp.
                                Aaron D. Spencer
                                 Uno Associates
                                 Craig S. Miller
                                Paul W. MacPhail
                                   Alan M. Fox
                                Robert M. Vincent
--------------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     914900
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

Craig S. Miller                                 Steven R. London, Esq.
President and Chief Executive Officer           Brown Rudnick Freed & Gesmer
Uno Restaurant Corporation                      One Financial Center
100 Charles Park Road                           Boston, MA  02111
West Roxbury, MA  02132                         (617) 856-8200
(617) 323-9200

Aaron D. Spencer                                Constantine Alexander, Esq.
President                                       James E. Dawson, Esq.
Uno Restaurant Holdings Corporation             Nutter McClennen & Fish LLP
Uno Acquisition Corp.                           One International Place
100 Charles Park Road                           Boston, MA 02110
West Roxbury, MA  02132                         (617) 439-2595
(617) 323-9200
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

       This statement is filed in connection with (check appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.     / / A tender offer.

d.     / / None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

       Check the following box if the filing is a final amendment reporting the results of the transaction. / /
--------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**

   $44,344,160.25                                          $8,869
--------------------------------------------------------------------------------

       *For purposes of calculating the filing fee only. Determined by multiplying 4,548,119 shares of common stock, par value $0.01 per share, of Uno Restaurant Corporation by $9.75 per share. The number of shares of common stock is equal to the total number of outstanding shares of common stock of Uno Restaurant Corporation entitled to receive the merger consideration.

       **The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

       /X/ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $8,869
Form or Registration No.:           Schedule 14A
Filing Party:                       Uno Restaurant Corporation
Date Filed:                         April 27, 2001

                                  INTRODUCTION

       This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: 1) Uno Restaurant Corporation, a Delaware corporation ("Uno"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; 2) Uno Restaurant Holdings Corporation, a Delaware corporation ("Parent"), formed by Aaron D. Spencer, Uno's chairman and majority stockholder; 3) Uno Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Newco"); 4) Aaron D. Spencer and Uno Associates, a general partnership owned 80% by Aaron D. Spencer; and 5) Craig S. Miller, Paul W. MacPhail, Alan M. Fox, and Robert M. Vincent, each executive officers of Uno (collectively referred to as the "Management Group" and, together with Uno, Parent, Newco, Aaron D. Spencer and Uno Associates, the "Filing Persons"). Aaron D. Spencer, Uno Associates and the Management Group are collectively referred to herein as the "Affiliate Stockholders." The Affiliate Stockholders and Aaron D. Spencer's two adult children, Mark Spencer and Lisa Cohen, are collectively referred to here as the "Continuing Stockholders."

       Pursuant to an Agreement and Plan of Merger, dated as of April 19, 2001, among Uno, Parent and Newco, Newco will merge with and into Uno, and Uno will be the surviving corporation. Upon completion of the merger, each issued and outstanding share of Uno common stock will be entitled to receive $9.75 in cash, without interest, except for: (1) all shares of Uno common stock held by Parent, which will be converted into an equal number of shares of the surviving corporation; (2) treasury shares of Uno common stock, which will be canceled and retired without any payment therefor; and (3) shares held by stockholders who properly exercise appraisal rights in accordance with Delaware law. Immediately prior to the completion of the merger, the Spencer Group will contribute all but 50,000 shares of Uno common stock held by each of Mark Spencer and Lisa Cohen to Parent in exchange for shares of preferred stock of Parent. Upon completion of the merger, Parent will be the sole stockholder of Uno as the surviving corporation. Simultaneously with the completion of the merger, each member of the Management Group will purchase shares of common stock of Parent for nominal consideration. Mr. Spencer and the Management Group will exchange their options to purchase shares of Uno common stock for options to purchase capital stock of Parent. Immediately following the merger, the Continuing Stockholders, through their ownership of Parent, are expected to own 100% of the outstanding shares of common stock of Uno as the surviving corporation.

       Concurrently with the filing of this Schedule 13E-3, Uno is filing a preliminary proxy statement (the "proxy statement") pursuant to which Uno will notify its stockholders of, and solicit proxies from its stockholders for, a special meeting of stockholders for the purpose of approving the merger agreement. The information set forth in the proxy statement, including all schedules and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the exhibits thereto.

ITEM 1.        SUMMARY TERM SHEET.

               The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 2.        SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The information contained in the sections entitled "SUMMARY TERM SHEET" and "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference.

(b) SECURITIES. The information contained in the section entitled "MARKET AND MARKET PRICE--Number of Stockholders" in the proxy statement is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information contained in the section entitled "MARKET AND MARKET PRICE--Market Information" in the proxy statement is incorporated herein by reference.

(d) DIVIDENDS. The information contained in the section entitled "MARKET AND MARKET PRICE--Dividends" in the proxy statement is incorporated herein by reference.

(e) PRIOR PUBLIC OFFERINGS. The information contained in the section entitled "SPECIAL FACTORS--Background of the Merger" in the proxy statement is incorporated herein by reference.

(f) PRIOR STOCK PURCHASES. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," and "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

ITEM 3.        IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a), (b), (c)  NAME AND ADDRESS; BUSINESS AND BACKGROUND ENTITIES; BUSINESS AND
               BACKGROUND OF NATURAL PERSONS. The information contained in the sections entitled "SUMMARY TERM SHEET," and "THE PARTICIPANTS" in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference. Uno, one of the Filing Persons, is also the subject company. During the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws: 1) to the best knowledge of Uno, Mr. Spencer and each member of the Management Group, each of Uno's current directors or executive officers; 2) to the best knowledge of Uno Associates, each of its partners; and 3) to the best knowledge of Parent and Newco, each of

               Parent's and Newco's current directors or executive officers. All current Uno, Uno Associates, Parent and Newco principals, directors and executive officers are U.S. citizens.

ITEM 4.        TERMS OF THE TRANSACTION.

(a)(1)         TENDER OFFERS. Not applicable.


(a)(2)(i) TRANSACTION DESCRIPTION. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE SPECIAL MEETING - Matters to be Considered at the Special Meeting," and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(a)(2)(ii) CONSIDERATION. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE SPECIAL MEETING - Matters to be Considered at the Special Meeting," and "THE MERGER AGREEMENT--Payment for Shares" in the proxy statement is incorporated herein by reference.

(a)(2)(iii) REASONS FOR TRANSACTION. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS--Determination of the Fairness of the Merger by Parent, Newco and the Affiliate Stockholders," and "SPECIAL FACTORS--Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(iv) VOTE REQUIRED FOR APPROVAL. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE SPECIAL MEETING--Record Date and Voting Information," "THE MERGER AGREEMENT--Uno Stockholder Approval" and "THE MERGER AGREEMENT--Conditions to the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(v) DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Effects of the Merger," "SPECIAL FACTORS--Interests of the Continuing Stockholders in the Merger" and "THE MERGER AGREEMENT-Conversion of Common Stock" in the proxy statement is incorporated herein by reference.

(a)(2)(vi) ACCOUNTING TREATMENT. The information contained in the section entitled "SPECIAL FACTORS-Anticipated Accounting Treatment of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(vii) INCOME TAX CONSEQUENCES. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," and "SPECIAL FACTORS--Federal Income Tax Considerations" in the proxy statement is incorporated herein by reference.

(c) DIFFERENT TERMS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Effects of the Merger," "SPECIAL FACTORS--Interests of the Continuing Stockholders in the Merger" and "THE MERGER AGREEMENT--Conversion of Common Stock" in the proxy statement is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," and "SPECIAL FACTORS--Appraisal Rights" in the proxy statement is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information contained in the sections entitled "THE SPECIAL MEETING--Record Date and Voting Information," "SPECIAL FACTORS--Determination of the Fairness of the Merger by Parent, Newco, and the Affiliate Stockholders" and "SPECIAL FACTORS--Appraisal Rights" in the proxy statement is incorporated herein by reference.

(f)            ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) TRANSACTIONS. The information contained in the sections entitled "SPECIAL FACTORS--Interests of the Continuing Stockholders in the Merger," and "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

(b),(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Effects of the Merger," "SPECIAL FACTORS--Interests of the Continuing Stockholders in the Merger" and "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Effects of the Merger," "SPECIAL FACTORS--Interests of the Continuing Stockholders" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) USE OF SECURITIES ACQUIRED. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Effects of the Merger" and "THE MERGER AGREEMENT--Conversion of Common Stock" in the proxy statement is incorporated herein by reference.

(c) PLANS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "MARKET AND MARKET PRICE--Dividends," "SPECIAL FACTORS-Effects of the Merger," "SPECIAL FACTORS--Interests of the Continuing Stockholders in the Merger," "SPECIAL FACTORS--Merger Financing," "THE MERGER AGREEMENT" and Exhibit D in the proxy statement is incorporated herein by reference.

ITEM 7.        PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a),(c) PURPOSES; REASONS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS--Determination of the Fairness of the Merger by Parent, Newco and the Affiliate Stockholders," and "SPECIAL FACTORS--Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(b) ALTERNATIVES. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger", "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS--Alternatives to the Merger" in the proxy statement is incorporated herein by reference.

(d) EFFECTS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS-Determination of the Fairness of the Merger by Parent, Newco, and the Affiliate Stockholders," "SPECIAL FACTORS--Effects of the Merger," "SPECIAL FACTORS--Interests of the Continuing Stockholders in the Merger," "SPECIAL FACTORS--Estimated Fees and Expenses of the Merger," "SPECIAL FACTORS--Federal Income Tax Considerations," and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 8.        FAIRNESS OF THE TRANSACTION.

(a),(b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL
               FACTORS--Recommendation of the

               Board of Directors; Fairness of the Merger," "SPECIAL FACTORS--Determination of the Fairness of the Merger by Parent, Newco and the Affiliate Stockholders," "SPECIAL FACTORS--Purpose and Structure of the Merger" and "SPECIAL
               FACTORS--Opinion of Financial Advisor to the Special Committee" in the proxy statement, and Exhibit C to the proxy statement, "Opinion of Adams, Harkness & Hill Inc." is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE SPECIAL MEETING--Record Date and Voting Information," "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger," "THE MERGER AGREEMENT--Uno Stockholder Approval," "THE MERGER AGREEMENT--Conditions to the Merger," and "THE MERGER AGREEMENT--Termination of the Merger Agreement" in the proxy statement is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee" in the proxy statement is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information contained in the sections entitled "SUMMARY TERM SHEET", "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(f) OTHER OFFERS. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 9.        REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Merger," "SPECIAL
               FACTORS--Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the proxy statement is incorporated herein by reference.

ITEM 10.       SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND

               ANSWERS ABOUT THE MERGER," and "SPECIAL FACTORS--Merger Financing" in the proxy statement is incorporated herein by reference.

(c) EXPENSES. The information contained in the sections entitled "SUMMARY TERM SHEET," "THE SPECIAL MEETING--Expenses of Proxy Solicitation," "SPECIAL FACTORS--Estimated Fees and Expenses of the Merger" and "THE MERGER AGREEMENT--Expense Reimbursement" in the proxy statement is incorporated herein by reference.

ITEM 11.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. The information contained in the section "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference.

(b) SECURITIES TRANSACTIONS. The information contained in the sections entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "COMMON STOCK PURCHASE INFORMATION" in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference.

ITEM 12.       THE SOLICITATION OR RECOMMENDATION.

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE SPECIAL MEETING--Record Date and Voting Information" and "SPECIAL
               FACTORS--Interests of the Continuing Stockholders in the Merger" in the proxy statement is incorporated herein by reference.

(e) RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," and "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 13.       FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION. The information contained in the sections entitled "UNO RESTAURANT CORPORATION SELECTED HISTORICAL FINANCIAL DATA" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the proxy statement and in Item 8, "Financial Statements and Supplementary Data," of Uno's most recent
               Annual Report on Form 10-K and in Item 1, "Financial Statements," of Uno's most recent Quarterly Report on Form
               10-Q, is incorporated herein by reference.

(b)            PRO FORMA INFORMATION. Not applicable.

ITEM 14.       PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b)        SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS.
               The information contained in the sections entitled "THE SPECIAL MEETING--Expenses of Proxy Solicitation," and "SPECIAL
               FACTORS--Estimated Fees and Expenses of the Merger" is incorporated herein by reference.

ITEM 15.       ADDITIONAL INFORMATION.

(b) OTHER MATERIAL INFORMATION. The information contained in the sections entitled "SUMMARY TERM SHEET" "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS--Litigation Challenging the Merger" in the proxy statement is incorporated herein by reference.

ITEM 16.       EXHIBITS.

(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2001 (incorporated herein by reference to the proxy statement).

(b)(1) Form of Preliminary Summary of Terms and Conditions from Fleet National Bank, N.A. and SunTrust Bank to Uno, Parent and Newco, dated April 9, 2001, and related documentation.

(b)(2) Letter of Intent from U.S. Realty Trust, L.L.C. to Uno dated February 21, 2001.

(c)(1) Fairness Opinion of Adams, Harkness & Hill, Inc., dated April 4, 2001 (incorporated herein by reference to Exhibit C to the proxy statement).

(c)(2) Fairness Presentation of Adams, Harkness & Hill Inc., to the Independent Special Committee of the Board of Directors of Uno Restaurant Corporation presented on April 4, 2001.

(c)(3) Letter from Tucker Anthony Incorporated dated February 15, 2001 to Adams, Harkness & Hill Inc. relating to analyses of other comparable transactions.

(c)(4) Letter from Tucker Anthony Incorporated dated February 22, 2001 to Adam, Harkness & Hill Inc. relating to analyses of other comparable transactions.

(d)(1) Agreement and Plan of Merger, dated as of April 19, 2001, among Uno, Parent and Newco (incorporated herein by reference to Exhibit A to the proxy statement).

(d)(2) Voting Agreement, dated as of April 19, 2001 by and among Uno, each of the Continuing Stockholders.

(d)(3)         Form of Guaranty, dated as of April 9, 2001, issued by Aaron D.
               Spencer in favor of Uno.

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the proxy statement).

                                   SIGNATURES

       After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2001

                                        UNO RESTAURANT CORPORATION

                                        By: /s/ Craig S. Miller
                                           -------------------------------------
                                           Craig S. Miller
                                           President and Chief Executive Officer

                                        UNO RESTAURANT HOLDINGS CORPORATION

                                        By: /s/ Aaron D. Spencer
                                           -------------------------------------
                                           Aaron D. Spencer
                                           President and Chief Executive Officer

                                        UNO ACQUISITION CORP.

                                        By: /s/ Aaron D. Spencer
                                           -------------------------------------
                                           Aaron D. Spencer
                                           President and Chief Executive Officer

                                        UNO ASSOCIATES

                                        By: /s/ Aaron D. Spencer
                                           -------------------------------------
                                           Aaron D. Spencer, its general partner

                                        /s/ Aaron D. Spencer
                                        ----------------------------------------
                                        Aaron D. Spencer

                                        /s/ Craig S. Miller
                                        ----------------------------------------
                                        Craig S. Miller

                                        /s/ Paul W. MacPhail
                                        ----------------------------------------
                                        Paul W. MacPhail

                                        /s/ Alan M. Fox
                                        ----------------------------------------
                                        Alan M. Fox

                                        /s/ Robert M. Vincent
                                        ----------------------------------------
                                        Robert M. Vincent